Note A
Summary of Significant Accounting Policies

Nature of Operations:

Genesis Capital, LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides merger and acquisition advisory services and assists domestic and international companies in analyzing capitalization alternatives and accessing the capital markets for debt, equity and equity-related financing.

On January 1, 2020, the ownership of Genesis Capital, LLC was transferred to JONGO, Inc. for no consideration.

The Company does not maintain customer accounts.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Leases:

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in one noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or the Company's incremental borrowing rate. The implicit rate of the Company's lease was not readily determinable and accordingly, the Company used its incremental borrowing rate based on the information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. In computing the Company's net capital, the Company adds back the ROU asset to the extent of the associated operating lease liability.

Note A
Summary of Significant Accounting Policies (Continued)

<u>Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits</u>:

The Company maintains cash balances at a financial institution that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risks on cash.

<u>Accounts Receivable</u>:

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables. The Company provides an allowance for doubtful accounts based upon a review of the outstanding accounts receivable, historical collection information and existing economic conditions. The Company determines if receivables are past due based on days outstanding, and amounts are written off when determined to be uncollectible by management. The maximum accounting loss from the credit risk associated with accounts receivable is the amount of the receivable recorded, which is the face amount of the receivable, net of the allowance for doubtful accounts.

<u>Property and Equipment</u>:

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Depreciation of property and equipment is computed using accelerated methods.

<u>Revenue Recognition</u>:

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides financial advisory and transaction related services to its customers. The benefits of the Company's services are generally transferred to the Company's customers over time as the customers simultaneously receive and consume the benefits as the Company performs the service. The Company's contracts are usually cancellable by either party at any time and the considerations typically include retainer fees and success fees. Retainer fees are generally fixed and charged on a month-to-month basis, recognized over the month in which the advisory services are performed. However, success fees are variable and subject to constraints, and are typically not recognized until there is a transaction completion date, due to the uncertainty associated with those events.

Note A
Summary of Significant Accounting Policies (Continued)

Discretionary Payments to the Member and Partners:

Payments to the member and partners that are intended as additional discretionary compensation for services rendered are accounted for as Company expenses rather than as allocations of Company net income. Payments to the member that are intended as payments on capital accounts are not accounted for as expenses of the Company, but as a reduction in equity.

During the year ended December 31, 2020, discretionary payments to the member and partners totaling $3,898,550 were recorded as compensation expense and remains unpaid at December 31, 2020 and is included in discretionary bonuses and profit sharing payable on the Company's statement of financial condition.

Income Taxes:

The Company is a Limited Liability Company. All income and losses are passed through to the member to be included on the respective income tax return. Accordingly, no provision for federal and state income taxes has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions, including its status as a pass-through entity, and has determined that no provision or liability for income taxes is necessary.

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Note B
Net Capital

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that minimum net capital, as defined, shall not be less than the greater of 6 2/3% of aggregate indebtedness, as defined, or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $6,614,790, which was $6,214,390 in excess of its required net capital of $400,400. The Company's ratio of aggregate indebtedness to net capital was 0.91 to 1.

Note C
Exemption from Rule 15c3-3

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules.

Note D
Commitments

PPP Loan:

In April 2020, the Company received a Paycheck Protection Plan ("PPP") loan guaranteed by the U.S. Small Business Administration in conjunction with the relief afforded from the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") in the amount of $293,076.   A PPP loan is designed to provide a direct incentive for a small business such as an investment banking firm to keep its employees on the payroll.   The U.S. Small Business Administration will forgive repayment of such PPP loan if all employees are kept on the payroll for twenty-four weeks and the proceeds are used for payroll, rent, mortgage interest, or utilities.   The Company used the proceeds for purposes consistent with the PPP. The Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan. Any unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness determined under Section 1106 of the CARES Act is remitted to the lender.

Operating Lease:

The Company has an obligation as a lessee for office space with initial noncancelable terms in excess of one year. The Company classified the lease as an operating lease. The lease contains a renewal option for a period of one year.   Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from the lease payments. The Company's lease does not include a termination option for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred.

GENESIS CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note D
Commitments (continued)

The components of the operating lease for the year ending December 31, 2020 are as follows:

Lease cost	$	176,633
Operating cash flow		183,055
Remaining lease term		1.5 years
Discount rate		4.311%

Maturities of the lease liability under the noncancelable operating lease as of December 31, 2020 are as follows:

2021		188,546
2022		97,101
Total undiscounted lease payments	$	285,647
Less imputed interest		(8,586)
Total lease liability	$	277,061

Note E
Employee Retirement Plans

The Company sponsors an employee retirement plan known as the Genesis Capital, LLC 401(k) Plan (the "Plan"). Under the Plan, employees may contribute up to the maximum contributions as set periodically by the Internal Revenue Service. The Company makes a special safe harbor contribution equal to 3% of the employee's compensation. Additionally, the Company may make a discretionary contribution to the Plan. The employer contributions vest immediately. Participant contributions are always 100% vested.

The Company made safe harbor contributions for the year ended December 31, 2020 of $18,517. There was $119,223 of discretionary profit-sharing contributions to employees payable as of December 31, 2020.

Note F
Related Party Transactions

During the year ended December 31, 2017, the Company loaned $51,000 to a related party through common ownership, of which $50,000 was repaid during the year ended December 31, 2018.

During the year ended December 31, 2018, the Company loaned $100,000 to the same related party and the sole shareholder of the Company's member took a minority ownership stake in a former customer of the Company. There is no defined maturity date nor an interest rate associated with the loaned amount. The amount due of $101,000 is included on the Company's statement of financial condition at December 31, 2020.

During the year ended December 31, 2020, the Company paid wages of $285,000 to the sole shareholder of the Company's member.

Note G
Concentrations

Significant Customers:

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company had revenue from three customers totaling $6,015,000, which comprised approximately 70% of revenues for the year ended December 31, 2020. There were no amounts outstanding from these customers at December 31, 2020.

Note H
Subsequent Events

The Company evaluated subsequent events through February 5, 2021, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.